UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

THE CATO CORPORATION

(Exact name of Registrant as Specified in Its Charter)

Delaware	56-0484485
(State of Incorporation or Organization)	(I.R.S. Employer Identification Number)

8100 Denmark Road
Charlotte, North Carolina	28273-5975
(Address of Principal Executive Officers)	(Zip Code)

Registrant’s telephone number, including area code: (704) 554-8510

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates:

None

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights
(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.

     On December 4, 2003, the Board of Directors of The Cato Corporation (the “Company”) authorized a dividend of one preferred share purchase right (a “Right”) for each share of Class A Common Stock and Class B Common Stock, each par value $.03 1/3 per share (“Common Shares”), of the Company outstanding at the close of business on January 7, 2004 (the “Record Date”). In connection with the authorization of Rights, the Company entered into a Rights Agreement, dated as of December 18, 2003 (the “Rights Agreement”), with Wachovia Bank, National Association, a national banking association, as Rights Agent (the “Rights Agent”).

     As long as the Rights are attached to the Common Shares, the Company will issue one Right (subject to adjustment) with each new Common Share so that all such shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock (the “Preferred Shares”) at a price of $75.00 per one one-thousandth of a Preferred Share, subject to adjustment (the “Purchase Price”). The description and terms of the Rights are set forth in the Rights Agreement.

     Initially, the Rights will be attached to all certificates evidencing Common Shares then outstanding, and no separate Rights certificates will be distributed. Until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the Class A Common Shares (an “Acquiring Person”) or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the Class A Common Shares (the earlier of (i) and (ii) being called the “Distribution Date”), the Rights will be represented, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate.

     The Rights Agreement provides that until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), new Common Share certificates issued after the close of business on the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, with or without such notation or a copy of the Summary of Rights to Purchase Preferred Shares previously distributed to stockholders of record of the Company, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates representing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will represent the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on January 7, 2014, subject to the Company’s right to extend such date (the “Final Expiration Date”), unless earlier redeemed or exchanged by the Company or terminated.

     Each Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share, but will be entitled to an aggregate dividend of 1000 times the dividend, if any, declared per Common Share. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100.00 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1000 times the payment made per Common Share. Each Preferred Share will have 1000 votes and will vote together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1000 times the amount received per Common Share. Preferred Shares will not be redeemable. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Share’s dividend, liquidation and voting rights, the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets or of subscription rights or warrants (other than those referred to above).

     In the event that a person becomes an Acquiring Person (a “Trigger Event”) or if the Company is the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Common Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will be void), will thereafter have the right to receive, upon exercise thereof, that number of Class A Common Shares having a market value of two times the then-current Purchase Price of the Right. In the event that, after a person has become an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction or (ii) more than 50% of the Company’s assets or earning power are sold (in either case, a “Transaction”), proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then-current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then-current Purchase Price of the Right.

     For example, at an exercise price of $75.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Trigger Event would entitle its holder to purchase $150.00 worth of Class A Common Shares (or other consideration, as noted above) for $75.00. Assuming that the Class A Common Shares had a per share value of $25.00 at such time, the holder of each valid Right would be entitled to purchase six shares of Class A Common Shares for $75.00.

     At any time after a person becomes an Acquiring Person and prior to the earlier of (i) a Transaction or (ii) the acquisition by such Acquiring Person of 50% or more of the outstanding Class A Common Shares, the Board of Directors may cause the Company to exchange all or part of the then outstanding and exercisable Rights (other than Rights owned by an Acquiring Person, which will be void) for Class A Common Shares at an exchange ratio of one Class A Common Share per Right (subject to adjustment).

     No adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional Preferred Shares or Class A Common Shares will be issued (other than fractions of Preferred Shares which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be represented by depository receipts), and in lieu thereof, a payment in cash will be made based on the market price of the Preferred

Shares or Class A Common Shares on the last trading date prior to the date of exercise.

     The Rights may be redeemed in whole, but not in part, at a price of $.001 per Right (the “Redemption Price”) by the Board of Directors at any time prior to a Trigger Event. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, it will not entitle its holder to any rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. Any of the provisions of the Rights Agreement may be amended by the Board of Directors for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holders of the Rights.

     The Rights are designed to assure that all of the Company’s stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of the Company without paying all stockholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 20% or more of the Company’s Class A Common Shares on terms not approved by the Company’s Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors at any time before a person or group has become an Acquiring Person.

Item 2. Exhibits

4.1	Rights Agreement, dated as of December 18, 2003, between The Cato Corporation, a Delaware corporation and Wachovia Bank, National Association, a national banking association, as Rights Agent (which includes the form of Certificate of Designation, Preferences and Rights of the Series A Junior Participating Preferred Stock of The Cato Corporation as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares (previously distributed to stockholders of record of the Company) as Exhibit C)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

THE CATO CORPORATION

Date: December 22, 2003	By:	/s/ John P. Derham Cato

John P. Derham Cato
President, Vice Chairman of the Board
and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

4.1	Rights Agreement, dated as of December 18 , 2003, between The Cato Corporation, a Delaware corporation and Wachovia Bank, National Association, a national banking association, as Rights Agent (which includes the form of Certificate of Designation, Preferences and Rights of the Series A Junior Participating Preferred Stock of The Cato Corporation as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares (previously distributed to stockholders of record of the Company) as Exhibit C)

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